SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

17 January 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 17 January 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                      SHARE LISTING PURSUANT TO CYTOFAB™ LICENSING AGREEMENT BETWEEN PROTHERICS AND ASTRAZENECA

London,  UK, Nashville,  TN 17 January 2006 - On 12 January 2006 Protherics  announced that the licensing  agreement between Protherics and AstraZeneca for the global development and  commercialisation  of Protherics'  anti-sepsis  product CytoFab™ had become effective, following  the expiry of the  Hart-Scott-Rodino  waiting  period in the US. This has  triggered,  inter  alia,  a GBP7.5  million  equity investment by AstraZeneca in Protherics,  in return for which  Protherics  will issue to AstraZeneca  10,990,621  Ordinary  Shares (the
"New Ordinary Shares").

Application  has been made to the UK Listing  Authority  for the New Ordinary  Shares to be admitted to the Official List and to London
Stock  Exchange plc for these shares to be admitted to trading on its market for listed  securities.  It is expected that  admission to listing will become effective, and that dealings in these shares will commence, on 18 January 2006.

For further information contact:

Protherics PLC
Andrew Heath, CEO                                            +44 (0) 20 7246 9950
Barry Riley, FD                                              +44 (0)1928 518000
Nick Staples, Corporate Affairs                              +44 (0) 7919  480510
Protherics Inc
Saul Komisar, President                                      +1 615 327 1027

Financial Dynamics
London: David Yates/Ben Atwell                               +44 (0) 20 7831 3113
New York: Jonathan Birt/John Capodanno                       +1 212 850 5600

Notes for Editors:

About CytoFab™
CytoFab™ is an  anti-TNF-alpha  polyclonal  antibody  fragment  (Fab)  product,  which is being  developed  for the treatment of severe sepsis.  Polyclonal  antibody  fragments  are  well  suited  to the in situ  neutralisation  of  TNF-alpha,  an  inflammatory  mediator implicated in sepsis, an inflammatory  syndrome.  Firstly,  polyclonal antibodies are polyvalent,  allowing multiple antibody fragments to bind  TNF-alpha  and thus achieve  greater  neutralisation  of  TNF-alpha  compared to  monoclonal  antibodies.  Secondly,  antibody fragments  (Fabs) are much smaller  than whole  antibody  Immunoglobulin  G molecules  (IgG).  This means that they have a much greater volume of distribution, with more rapid tissue penetration and clearance from the body.

In an 81 patient,  randomised,  placebo-controlled  phase 2b severe sepsis study, CytoFab™ significantly reduced TNF-alpha in the blood and lung tissues of sepsis patients,  and patients required, on average, five days' less mechanical  ventilation than when treated with placebo,  achieving  statistical  significance on this endpoint.  In addition,  CytoFab™ showed an encouraging  trend towards decreased mortality compared to placebo and a favourable side effect profile.

In clinical  studies of CytoFab™ in sepsis to date,  there have been no  adverse events that were  considered  definitely,  possibly or probably  related to treatment with CytoFab™.  However,  out of 110 sepsis patients who received  CytoFab™,  there were 7 patients who experienced  events of uncertain  causality that are consistent with adverse events  experienced by patients  receiving other ovine Fab products, including 1 episode of pruritis, 2 episodes of wheezing, and 4 episodes of rash.

CytoFab™ is based on the same  technology  platform,  sheep raised  polyclonal  Fabs, as Protherics  CroFab™ (pit viper  antivenom) and
DigiFab™ (digoxin  antidote) which have been approved and are currently  marketed in the US. Protherics is the commercial  manufacturer of these products.

About Protherics
Protherics (LSE: PTI,  NASDAQ:  PTIL) is an integrated  biopharmaceutical  company focused on the development and marketing of products for critical care and oncology.  With  headquarters in London,  the Company has  approximately  190 employees  across its operations in the UK, US and Australia.  The Company's lead programmes are Voraxaze™,  for the control of high dose  methotrexate  therapy in cancer, where discussions are on-going with the US and EU regulators  regarding marketing  approvals,  and CytoFab™,  for severe sepsis,  which has been out-licensed to AstraZeneca and is being prepared for a pivotal phase 3 trial.

Protherics'  strategy is to use the revenues  generated  from its marketed  products  (GBP18.2m in the year ending Mar 2005) to help fund the  advancement of its development  pipeline.  With a proven track record in drug  development,  biopharmaceutical  manufacturing  and regulatory  affairs,  Protherics'  goal is to develop and attract  additional  oncology  and critical  care  products for its sales and marketing teams to distribute in the US and Europe.

The majority of the  Company's  revenues  are derived  from two critical  care  products,  CroFab™ (pit viper  antivenom)  and DigiFab™
(digoxin  antidote)  which were  developed  in-house and are sold in the US through  Fougera  Inc, a division of Altana AG.  Additional products  in the  development  pipeline  include  Prolarix™  (selective  prodrug  based  chemotherapy),  currently  in  phase 1; and an
Angiotensin  Vaccine  (treatment of  hypertension),  where encouraging  phase 2a results have led to an improved  formulation  entering pre-clinical testing.

For further information visit: www.protherics.com

About AstraZeneca
AstraZeneca  is a major  international  healthcare  business  engaged  in the  research,  development,  manufacture  and  marketing  of prescription  pharmaceuticals and the supply of healthcare  services.  It is one of the world's leading  pharmaceutical  companies with healthcare sales of over $21.4 billion and leading positions in sales of gastrointestinal,  cardiovascular,  respiratory, neuroscience, oncology  and  infection  products.  AstraZeneca  is listed in the Dow Jones  Sustainability  Index  (Global) as well as the  FTSE4Good
Index.   For further information visit: www.astrazeneca.com

This document contains forward-looking  statements that involve risks and uncertainties,  including with respect to Protherics' product pipeline and anticipated  development and clinical trials for product candidates.  Although we believe that the expectations  reflected in such  forward-looking  statements  are  reasonable at this time, we can give no assurance  that such  expectations  will prove to be correct.  Given these  uncertainties,  readers are cautioned not to place undue  reliance on such  forward-looking  statements.  Actual results could differ materially from those anticipated in these  forward-looking  statements due to many important  factors,  including the factors  discussed in  Protherics'  Annual Report on Form 20-F and other  reports filed from time to time with the U.S.  Securities and  Exchange  Commission.  We do not  undertake  to update any oral or written  forward-looking  statements  that may be made by or on behalf of Protherics.

END